EXHIBIT 4

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           KPMG LLP
           CHARTERED ACCOUNTANTS               Telephone (416) 777-8500
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           Toronto ON M5L 1B2





                             ACCOUNTANTS' CONSENT


THE BOARD OF DIRECTORS OF FOUR SEASONS HOTELS INC.

We consent to the use of our audit report, dated March 14, 2005, on the consolidated balance sheets of Four Seasons Hotels Inc. (the "Corporation")
as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for each of the years in the two-year period ended December 31, 2004, and our Comments for U.S. Readers on Canada-U.S. Reporting Difference, dated March 14, 2005, both of which are incorporated by reference in this Annual Report on Form 40-F of the Corporation for the year ended December 31, 2004.





                                        /s/ KPMG LLP

                                        Chartered Accountants

Toronto, Canada
March 14, 2005